August 13, 2014

Mr. Tom Kluck

Legal Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algodon Wines & Luxury Development Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed July 3, 2014
File No. 000-55209

Dear Mr. Kluck:

Algodon Wines & Luxury Development Group, Inc. (“AWLD”) received your correspondence dated July 18, 2014 offering comments on AWLD’s Amendment No. 1 to Form 10 as filed with the SEC on July 3, 2014 (the “Form 10”) and AWLD’s letter to the SEC dated July 3, 2014. This letter responds to your comments listed in your July 18, 2014 letter. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1      We note your response to comment 7 or our letter dated June 11, 2014. We note your updated disclosures regarding Mr. Mathis’s current statutory disqualification under consideration with FINRA. Please expand your disclosure in your MD&A to discuss the impact that FINRA’s determination that Mr. Mathis may have to disassociate from DPEC Capital, Inc. (“DPEC”) could have on your operations. Please clarify whether you will be able to retain your interest in DPEC if Mr. Mathis is required to disassociate from DPEC. Please also update your Risk Factor header at the bottom of page 13 to better specify the disclosed risk. Further, please revise to state whether Mr. Mathis has satisfied all outstanding tax debt. We may have further comment.

Response:      This information has been provided at pages 15, 33, and 59-60 in Amendment No. 2 to the Form 10 and at page 18 of AWLD’s Quarterly Report on Form 10-Q as filed on August 14, 2014.

Industry and Market Data, page 3

Comment No. 2:      We continue to review your materials submitted in response to comment 2 of our letter dated June 11, 2014. We may have further comment. Please also confirm, as previously requested, that such materials were not prepared for or commissioned by the registrant or its affiliates.

Algodon Wines & Luxury Development Group
135 FIFTH AVENUE, FLOOR 10, NEW YORK, NY 10010
(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.algodongroup.com	ALL SECURITIES ARE OFFERED THROUGH DPEC CAPITAL, INC. (MEMBER FINRA/SIPC/SIA)

Response:      We confirm that the materials provided to the SEC by letter dated July 8, 2014 were not prepared for or commissioned by AWLD or its affiliates. This language has been added to page 3 of Amendment No. 2 to the Form 10.

Risk Factors, page 4

General

Comment No. 3      We note your response to comment 4 in our letter dated June 11, 2014; however, your introductory language continues to state that the disclosed risks are not the only risks that you face. Please advise or revise, as previously requested.

Response:      This language has been revised at pages 2 and 4 of Amendment No. 2 to the Form 10.

Comment No. 4      We were unable to locate your revision in response to comment 5 in our letter dated June 4, 2014. Please advise or amend, as previously requested.

Response:      This language has been revised at page 17 of Amendment No. 2 to the Form 10.

Continuing inflation may have an adverse effect on the economy, page 5

Comment No. 5      We note from multiple news sources that high rates of inflation have continued to significantly impact the Argentinean economy in 2014. Please revise your risk factor to include the most recent inflationary data.

Response:      This information has been provided at pages 5-6 of Amendment No. 2 to the Form 10. We have also revised the Form 10 to discuss more extensively the Argentine bond default issue that has made headlines in the United States.

Comment No. 6      Please also provide us support for your figures represented here, including data culled from the INDEC. We may have further comments.

Response:      This information will be provided in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Item 1. Business

Business and Overview of AWLD

Argentina Activities, page 19

Comment No. 7      We note your revision in response to comment 9 in our letter dated June 11, 2014; however, your strategy for effecting such repositioning remains unclear. Please revise to further discuss. As an example, please explain how you intend to “gradually increment [y]our average fares.” We may have further comments based on your response.

Response:      This information has been provided at pages 22-24 to Amendment No. 2 to the Form 10.

Plan of Operations, page 19

Comment No. 8      We reissue comment 10 from our letter dated June 11, 2014. Please revise to discuss with greater specificity, including milestones and anticipated timeframes for completion, the objectives you have outlined in this section.

Response:      This information has been provided at pages 37-38 of Amendment No. 2 to the Form 10.

Comment No. 9      We have reviewed your revised disclosure in response to comment 11 from our letter dated June 11, 2014. It appears that your presumption that food and beverage revenues will increase because of more social and corporate events business is based entirely on your marketing activity. Please clarify to us whether such marketing programs are new for 2014 or if they were in place in 2013. Also, tell us if there is any substantive evidence that revenues will increase as a result of these efforts (i.e. confirmed bookings).

Response:      This information has been provided at page 22 of Amendment No. 2 to the Form 10.

Comment No. 10      Related to the comment above, please revise your disclosure to provide the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

Response:      This information has been provided at page 22 of Amendment No. 2 to the Form 10.

Description of Specific Investment Projects, page 20

Comment No. 11      We have considered your disclosures in this section in response to comment 13 in our letter dated June 11, 2014. Please expand your disclosures in the MD&A to discuss the drivers of the variance in both your occupancy and revenue figures. Please also disclose the average daily rate for your rooms during such period and provide updated information to reflect current performance. We note you reference to 2013 figures. We may have further comment.

Response:      This information has been provided in table format at page 24 of Amendment No. 2 to the Form 10.

Le Spa Davidoff, page 22

Comment No. 12      We note your response to comment 14 of our letter dated June 11, 2014. We note that you outsource management to CL45. Please file the agreement with CL45 in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it. Further, please disclose the material terms of the agreement and disclose the impact on your operations if this agreement is terminated.

Response:      This contract is not considered material by the Company because there has been very little revenue from LeSpa due to its reduced operating hours. If the agreement was terminated, there would be an insignificant effect on the Company’s operations. We do not believe that Regulation S-K, Item 601(b)(10) or other guidance from the Commission require that an immaterial contract be filed as an exhibit.

Algodon Wines, page 23

Comment No. 13      We note your response to comment 17 of our letter dated June 11, 2014. Please file the agreements is accordance with Item 610(b)(10)(ii) of Regulation S-K, or tell us why you believe these contracts do not fall within the categories listed in this section.

Response:      These contracts are not considered material by the Company because there has been very little revenue from the Company’s import/export of its wines. If the agreements were terminated, there would be a negligible effect on the Company’s revenue.

Algodon Wine Estates – Real Estate Development, page 25

Comment No. 14      We have reviewed your revised disclosure under this heading and it does not appear that you have addressed comment 20 from our letter dated June 11, 2014. As such, we are reissuing this comment in its entirety. For each phase, discuss the costs incurred to date and the estimated costs to complete. Include a Critical Accounting Policy within your MD&A that discusses how you allocate development costs to individual lots.

Response:      We added a discussion of the costs incurred to date and the estimated costs to complete each phase at page 30. In addition, we supplemented our critical accounting policy for Property and Equipment to explain how we allocate development costs to individual lots at pages 41, F-11 and F-39 of Amendment No. 2 to the Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Recent Developments and Trends, page 28

Comment No. 15      We note your response to comment 21 of our letter dated June 11, 2014. Please revise to disclose whether your business is currently in compliance with the government regulations referenced.

Response:      This information has been provided at pages 9 and 33 of Amendment No. 2 to the Form 10.

Consolidated Results of Operations, page 29

Year ended December 31, 2013 Compare to the Year ended December 31, 2012

Revenues, page 30

Comment No. 16      We have reviewed your revised disclosure under this heading and reissue comment 24 from our letter dated June 11, 2014 in its entirety. We note that restaurant revenues have decreased due to reduced staffing and fewer operating hours. Please clarify the reasons for scaling back the restaurant business and quantify the effect this had on gross profit in your next amendment.

Response:      This information has been provided at pages 34 and 35 of Amendment No. 2 to the Form 10.

Gross Profit, page 31

Comment No. 17      Your revised disclosure indicates that the change in gross profit relates primarily to a reduction of direct labor costs. Please clarify if raw materials and indirect labor have remained substantially unchanged.

Response:      While our cost of sales does, in fact, primarily consist of raw materials, plus direct and indirect labor, our management information system does not capture the cost of sales exactly in that fashion. We capture cost of sales information first by business activity, and in some cases, secondarily by direct costs (which would include raw materials AND direct labor cost) and indirect costs. On reflection, we believe that a discussion of gross profit by business activity is the most informative. Our revised disclosure has been provided at page 36 of Amendment No. 2 to the Form 10.

General and Administrative Expenses, page 31

Comment No. 18      It does not appear that you have addressed comment 26 from our letter dated June 11, 2014. As such, we are reissuing this comment in its entirety. We note that the increase is due mainly to a one-time charge related to the issuance of immediately vested stock options in 2013. Please expand your disclosure to indicate the reasons that such a significant issuance occurred and to whom the options were issued.

Response:      This information has been provided at page 36 of Amendment No. 2 to the Form 10.

Liquidity and Capital Resources, page 32

Comment No. 19      We were unable to locate your response to comment 27 of our letter dated June 11, 2014 and reissue our comment. We note your discussion of extensive construction costs and delays in completion for the redevelopment of the Algodon Mansion and Algodon Wine Estates. Please revise here to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs, the current scope of development or redevelopment projects, including development expenditures, and the anticipated completion date, considering your current lack of funding sources and recurring losses.

Response:      This information has been provided at pages 37-38 of Amendment No. 2 to the Form 10.

Liquidity and Capital Resources, page 32

Comment No. 20      We note your revisions in this section in response to comment 34 in our letter dated June 11, 2014. With respect to each of such transactions referenced herein, please tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

Response:      This information has been provided at pages 62-64 of the Amendment No. 2 to the Form 10.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

Comment No. 21      We have reviewed your response to comment 41 from our letter dated June 11, 2014. Since the unrealized income (loss) associated with warrants previously received for services does not represent revenue, please revise your disclosure to separately discuss revenue and unrealized holding gains (losses).

Response:      Because DPEC Capital Inc. (“CAP”) is a wholly-owned subsidiary of AWLD and a registered broker-dealer, the warrants CAP received from a related party as payment for private placement services are in fact marked-to-market in subsequent periods and the unrealized income (loss) does indeed represent revenue. However, management does not deem the unrealized income (loss) to be related party revenue because, once the warrants are earned, the decision to retain the warrants is an AWLD management decision.

In responding to your comments, AWLD acknowledges that:

•	AWLD is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AWLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Algodon Wine & Luxury Development Group, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis

President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.
Herrick K. Lidstone, Jr., Esq.